BioDrain Medical, Inc.
2060 Centre Pointe Boulevard, Suite 7
Mendota Heights, Minnesota 55120

August 12, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek, Attorney

Re:	BioDrain Medical, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed July 31, 2009 File No. 333-155299

Dear Mr. Kruczek:

On behalf of BioDrain Medical, Inc., (the “Company” or “BioDrain”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated August 7, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

The Offering, page 1

1 .
Please reconcile your disclosures here and on page 14 regarding the number of shares of common stock remaining and reserved for issuance under your 2008 Equity Incentive Plan.  Also reconcile your disclosures here and on pages 14, II-7 and II-8 regarding the number of common shares underlying warrants that are not being registered for resale.  It appears from your disclosure here that 1,480,220 shares underlie those outstanding warrants, while your disclosures on pate 14, II-7 and II-8 indicate that 1,530,220 shares underlie those outstanding warrants.

Response: The total number of shares authorized under the 2008 Equity Incentive Plan is 975,405 and 175,000 shares have been issued under the Plan.  The correct number of shares remaining is 800,405 and page 14 has been corrected to reflect this number of shares.  Additionally, the correct number of shares underlying warrants that are not being registered for resale is 1,530,220.  Page 1 has been updated to indicate that there are 970,000 shares underlying warrants issued in a private placement in April, May and June 2009 and the total is, therefore, 1,530,220 of shares underlying warrants that are not being registered for resale.

Selling Security Holders, page 69

2.
According to note 8 and 22, you included the option to purchase 250,000 shares in the second column for Chad Ruwe.  Your disclosure on page 75-76 indicates that a portion of the shares underlying that option were not included for purposes of calculating Mr. Ruwe’s beneficial ownership because that portion is not exercisable.  Please reconcile.

Response:  The selling shareholder table has been updated to indicate that Chad Ruwe has 200,000 shares vested under his stock option agreement and a total of 300,000 shares will be owned after offering. Additionally, the beneficial ownership on page 76 has been updated to indicate his correct beneficial ownership and his percentage as well as the percentage of all directors and executive officers as a group has been updated.

Financial Statements

3.	Please update your financial statements when required by Rule 8-08 of Regulation S-X.

Response: We will include the financial statements as of June 30, 2009 for filings on or after August 13, 2009.

Note 11.  Restatement of 2007 and 2008, page F-14

4.	As you have also restated the accumulated deficit please revise to add the item “Deficit accumulated during the development stage” to the balance sheet restatement tables.

Response:  A new line has been added to show the Deficit accumulated during the development stage as originally reported, as restated and the net change for both 2007 and 2008.

5.
We note the revisions made in response to prior comment 13.  However, it appears that certain of the cross references between the narrative and the tables are not complete.  For example, for 2007, it appears that the adjustments to current and long-term debt should also be attributed to footnote (5) and the adjustments to additional paid-in capital should also be attributed to footnote (4).  Please revise.

Response:  This footnote has been completely revised to remove the footnote references from the body of the text and we have added a table that shows every entry that was made that resulted in the restatements.  The numbers in ( ) on the balance sheet and statement of operations categories now correspond to the specific adjustment in the table at the bottom of the page.

6.
As a related matter for 2008, we are unable to reconcile the adjustments from the tables on page F-15 to the footnotes in the narrative on page F-14.  Please show us how the “net change” reconciles to the discussion of the restatement items on page F-14.  Please appropriately clarify the disclosure.

Response:  The complete revision we refer to above in our response to comment 5 should eliminate any confusion as to what items were adjusted and in what amounts.  The table at the bottom of page F-15 provides the reconciliation for each category.

Item 36.  Recent Sales of Unregistered Securities, Page II-4

7.
Please disclose the information required by Regulation S-K Item 701 with respect to the option issuance to Mr. Morawetz mentioned on page 69.  Also file as an exhibit the agreement with Mr. Morawetz related to the waiver of consulting fees.

Response:  We have included a copy of the agreement with Mr. Morawetz as exhibit 10.50  to amendment 7 and we have also added disclosure required by Regulation S-K Item 701.

8.
Your new disclosure on page II-8 indicates that you engaged in two unregistered, identical transactions on June 10, 2009 with Citigroup FBO John Villas.  With a view toward clarified disclosure, please tell us the reasons for the multiple identical transactions on the same date.

Response:  The second disclosure of the unregistered sale of securities was a duplication and has been deleted from the current amendment.  There was only one issuance of 50,000 shares and a warrant for 50,000 to Citigroup FBO John Villas.

*     *     *     *     *
We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (651) 389-4802 or by facsimile at (651) 389-4803.  You may also reach our outside counsel, Ryan Hong, Esq. of Richardson & Patel LLP at (310) 208-1182 extension 723, or by facsimile at (310) 208-1154.

Very truly yours,

/s/ Kevin Davidson
Kevin Davidson
Chief Executive Officer